Mail Stop 0407

      December 29, 2004


Patrick Deparini
President
Nascent Wine Company, Inc.
5440 West Sahara Avenue, Suite 202
Las Vegas, Nevada  89146

	RE:	Nascent Wine Company, Inc.
		Registration Statement on Form SB-2
		Filed December 2, 2004
		333-120949

Dear Mr. Deparini:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. We note that Mr. Deparini, your sole officer and director, will be the only person conducting the offering. Supplementally describe how he intends on marketing the offering. Provide us with sales materials and scripts that he will use to sell the offering. Tell us also how he will locate and contact investors. Does he intend to utilize the Internet to advertise this offering?
2. You refer to your officers and directors throughout your prospectus. You also refer to actions that might be taken by a unanimous vote of your board of directors. Please revise your prospectus to clarify that your company consists of one individual,
Mr. Deparini, who acts as your sole officer, director and employee and to remove all inferences that your company has officers, directors or a board of directors consisting of more than one person.

Prospectus Cover Page
3. Please note that you have repeated your disclosure that "[t]his prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted." Please delete accordingly.
Also,
please delete your name and address and all other information not required by Item 501 of Regulation S-B or otherwise key to an investment decision.

Summary Information and Risk Factors, page 4

	The Company, page 4

4. We note your disclosure that your "goal is to act as a broker in the distribution of limited-production wines" and that you "intend to focus your efforts on "boutique" wineries, which each typically produce less than an aggregate of 10,000 12-bottle cases per annum."
Please expand your disclosure regarding your company and proposed business operations. The risks you present in Risk Factors are difficult to understand without a basic idea of what you do. You must carefully consider and identify those aspects of your business and the offering that are the most significant and highlight these points in clear, plain language. See Item 503 of Regulation S-B.

5. Please disclose the following in this section:

* Your net losses since inception and the fact that you have no significant assets;

* You have had no revenues since inception and you have not yet commenced business operations;

* When you expect to begin generating revenues;

* Your auditors have expressed substantial doubt about your ability to continue as a going concern;

* You currently have one individual working part-time for the company; and

* Whether you need to raise a set amount of money in the next 12 months to continue in business. If so, please quantify that amount.

The Offering, page 4
6. We note your disclosure regarding your escrow account. Clarify whether Wendy Miller will deposit the offering proceeds in a bank account. Also, disclose that Wendy E. Miller also acts as your legal counsel and, therefore, is not an independent third party.
7. We note your disclosure regarding termination on your prospectus cover. Please enhance your disclosure regarding the terms of your offering in this section. In this regard, please address the following:
* Please disclose what factors may prompt early termination of the offering on this basis and how this would impact your proposed operations;

* In the event you decide to terminate the offering after the minimum amount of proceeds is raised but before the maximum amount of proceeds has been raised, please clarify, if true, that you will retain all proceeds received prior to termination and that you will promptly return to investors any subscription funds received after the date of termination. Also, in the event of early termination, disclose whether you will notify the potential investors you previously solicited that you have terminated the offering;
* We note your disclosure that the proceeds will be released from escrow once the minimum proceeds are raised. Please clarify whether the offering proceeds received after the minimum amount is raised will be deposited in escrow;

* Disclose that subscriptions are irrevocable; and

* Disclose that the offering price of the common stock has been arbitrarily determined and bears no relationship to any objective criterion of value.

Risk Factors, page 6
8. Add as your first risk factor that your company consists of only one individual working on a part-time basis. In this regard, discuss how Mr. Deparini will have to offer and sell the shares in the offering, develop the company`s fledgling business and manage the reporting requirements of a public company while only working part-time. Highlight Mr. Deparini`s lack of public company experience, including no experience as a principal accounting officer of a public
(or private) company. Highlight Mr. Deparini`s lack of past experience in the wine brokering business. We note your later risk factors highlighting potential conflicts of interest (e.g. a board of directors consisting of one person) and lack of experience relating to Mr. Deparini. In light of our comment, these risk factors should be combined up front with this risk factor.

	Our independent auditors have qualified their report . . .,
page
6
9. Because you mainly repeat information contained in your first risk factor, please combine this risk factor with your first risk factor.

Competitors with more resources may force us out of business, page
6
10. This risk factor is generic. Please discuss in more specific terms your competitors, particularly in the geographic market where you intend to operate.

Current and proposed government regulation could inhibit our operations . . ., page 6
11. This risk factor is vague. In this regard, you state that you believe that you will operate in compliance with all applicable laws, however, you also state that you do not believe that the laws governing the sale of wine apply to you. Please clarify, which applicable laws, if any, apply to you. In addition, what is your basis for your belief that the laws governing the sale of wine do not apply to your company? Is it based on the opinion of your legal counsel or Mr. Deparini`s belief? If the latter, please advise how
Mr. Deparini is qualified to interpret the laws governing the sale of wines.

Taxation on alcohol-based beverages could have a negative impact .
..
.., page 7
12. We note your disclosure that the federal government and individual states impose excise taxes on beverage alcohol products in varying amounts. Disclose the current federal excise tax for table wine and any applicable state taxes, particularly in Nevada where you intend to focus your efforts, that may directly impact your business.
Also, disclose whether the federal excise tax has increased frequently and consider disclosing the last date it increased and by how much. Also, your disclosure in the second paragraph appears to address a separate risk. Please consider combining this disclosure with your risk factor immediately prior to this risk factor.

The increase in direct shipment programs . . ., page 7
13. We note your disclosure that the "direct sales programs threaten the three-tier regulatory structure currently in place . . ."
Please
add context by briefly describing the three-tier regulatory structure.

We may not be able to generate revenues as a wine broker, page 8
14. Move this risk factor to the beginning of the risk factors section and indicate the earliest that Mr. Deparini reasonably believes the company may begin generating revenues. In addition, supplementally advise as to the basis for Mr. Deparini`s expectation that revenues will amount to between 5-25% of a wholesaler`s gross profit. We may have further comment.

Changes in consumer preferences could reduce demand for our products, page 8
15. We note your disclosure that "[d]ecisions about our supplier relationships often are made in advance of sales to retailers." Please revise to reflect the fact that you have no supplier relationships.

Purchasers in this offering will have limited control . . ., page
9
16. Please revise the caption and the text of this risk factor to disclose that Mr. Deparini, your sole officer, director and employee, owns 100% of your outstanding common stock. Also, disclose what percent of your outstanding common stock would own in the event that you sell the minimum amount of your offering and the percent he will own in the event you sell the maximum amount of your offering.

You may not be able to sell your shares in our company . . ., page
9
You may not be able to sell your shares in our company . . ., page
10
The stock of Nascent Wine Company is a speculative investment . .
..,
page 10
17. Please combine these three risk factors.  Also, we note that you
plan to take steps to list your stock on an exchange.
Supplementally
advise how you plan on satisfying the quantitative and qualitative listing criteria of a national stock exchange, such as the NYSE, or stock association, such as NASDAQ.  In the alternative, delete this
reference and clarify what markets your stock is likely to trade on,
such as the Pink Sheets or the OTC Bulletin Board.
Investors may have difficulty liquidating their investment because Nascent`s stock is likely to be..., page 10
18. Revise the caption of this risk factor to replace the words
"is
likely to" with the word "will." Also, the detail you go into in this risk factor regarding the specific provisions of the penny stock rules is more appropriate in the "Description of Securities"
section
of your prospectus. It is too much detail for the risk factors section. In your risk factor, you should discuss the risk only. In this regard, the risk you convey is unclear. It appears that the risk is that the penny stock rules may result in fewer brokers willing to make a market in your shares. Please revise. Also, please delete your disclosure that the risk disclosure document is "prepared by the SEC."
 	Investors in this offering will bear a substantial risk of
loss
.. . ., page 10
19. We note your disclosure that "[t]he present owners of our issued and outstanding common stock acquired their holdings at a cost substantially less than investors in this offering will pay." Revise your disclosure to state that Mr. Deparini holds all of your outstanding shares of common stock. Disclose the number of shares he holds and the price per share of the common stock that he received.

We are selling the shares offered in this prospectus without an underwriter . . ., page 11
20. We note your disclosure that your shares are being offered through "licensed agents of the issuer." Revise this disclosure to state that the shares are being offered solely by Mr. Deparini. Supplementally advise what licenses, if any, Mr. Deparini holds.

Special note regarding forward-looking statements, page 11
21. The disclosure in the second paragraph implies that you have existing products, services and customers. Please revise this disclosure to reflect the current status of your business.
22. Since the safe harbor created by the Private Securities Litigation Reform Act of 1995 is not available to the company, the last sentence of this subsection reaffirming this fact is somewhat confusing and should be deleted.

Use of Proceeds, page 12
23. Supplementally advise why your legal and professional fees and accounting fees are not considered to be part of your offering expenses.

Selling Security Holders, page 14
24. Because this section is not applicable, please delete the heading and disclosure.

Plan of Distribution, page 14
25. We note your references to Exhibits 99(a) and 99(b), however, we cannot locate these exhibits. Please advise. Also, describe the material terms of your escrow and subscription agreements in greater detail. Disclose, if true, that the offering proceeds will not be placed in escrow at a bank. Describe the specific responsibilities of your escrow agent regarding maintenance of the escrow and disclose how the offering proceeds will be sufficiently safeguarded.

Directors, Executive Officers, Promoters and Control Persons, page
15

	Background of Directors, Officers, Promoters and Control
Persons, page 16
26. Disclose the authorized number of directors on your board of directors and whether you have any plans of adding additional directors to your board.
27. Disclose the time periods for each of Mr. Deparini`s positions so that your disclosure regarding Mr. Deparini`s business experience for the past five years is clear. Also, disclose the name of the private company Mr. Deparini provided services to from 1997-2001. See Item
410(a)(4) of Regulation S-B.

Business of the Issuer, page 20
28. We note your disclosure that your goal is to act as a broker in the distribution of wines in the State of Nevada. Please disclose whether you intend to limit your solicitation efforts of suppliers to a specific geographic area.
29. We note your disclosure that your "role in these transactions will be to pair retailers with suppliers." We also note your disclosure in your Plan of Operation section that you are attempting to "foster relationships with suppliers and retailers." It appears, however, that your primary role is to broker transactions between suppliers and wholesalers. Please clarify the nature of your proposed efforts in respect of wholesalers and retailers. In this regard, clarify whether wholesalers would purchase inventory from the suppliers you intend to represent.

Industry Background and Competitive Business Conditions..., page
21
30. Indicate whether there are any other companies that you will compete against that follow a similar business model as your company
(i.e. wine broker).
Effect of Existing or Probable Government Regulations . . ., page
22
31. Because you intend to focus your distribution efforts in the State of Nevada, describe any applicable Nevada laws that may impact your business.

Reports to Security Holders, page 22
32. We note your disclosure regarding the Internet site maintained by the SEC for "issuers that file electronically." Revise this disclosure to state that your SEC filings will be available on the SEC`s Internet site.

Management`s Discussion and Plan of Operation, page 23
Plan of Operation, page 23
33. Revise the second paragraph of this subsection to identify the fixed assets that were purchased from Mr. Deparini.
34. Address how the company anticipates funding the costs of operating as a public company.

Description of Property, page 25
35. We note your disclosure regarding the shareholder that provides office space to you. Since you have only one shareholder, identify
Mr. Deparini as the individual who provides office space and services to the company free of charge.

Certain Relationships and Related Transactions, page 26
36. Explain how you valued the shares provided to Mr. Deparini in the various transactions.

Holders, page 27
37. We note your disclosure that your outstanding stock is "held by approximately 1 shareholder of record." Delete the word
"approximately" and disclose, if true, that Mr. Deparini is your sole shareholder of record.

Financial Statements, page F1

		Note 3 - Fixed Assets, page 39
38. We note your disclosure that you are depreciating equipment over a 5 year life using straight line depreciation. However, the amount of depreciation you recorded for the years ended December 31, 2003 and 2002, and the interim period ended September 30, 2004 seem inconsistent with your accounting policy. Please revise or advise

		Note 2 - Going Concern, page 47
39. We refer to your disclosure that "Management believes that it has
raised enough funds to sustain operations for a period of twelve months". Clarify in MD&A the source, timing and amount of the funds
required for the next twelve months.   Your discussion should also
address your ability to sustain operations if you are unable to raise any funds from the offering.


	Consent of Accountants
40. Include a consent from Beckstead and Watts, LLP to include their review report on your interim financial statements.


*    *    *    *

      Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Alonso Rodriguez, Staff Accountant, at (202) 824-5497 or Terry French, Accountant Branch Chief, at (202) 942-
1998
if you have questions regarding comments on the financial statements and related matters. Please contact Albert Pappas, Staff
Attorney,
at (202) 942-7914, or me at (202) 942-1990 with any other
questions.




      Sincerely,


							Larry Spirgel
							Assistant Director


cc: 	Wendy E. Miller, Esq.
	(702) 242-6617 (fax)


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Mr. Patrick Deparini
Nascent Wine Company, Inc.
December 29, 2004
Page 10 of 10